March 21, 2005


By facsimile to (403) 272-3620 and U.S. Mail

Ms. Jean L. Blanchard
President
528B Clarke Road, Unit 64044
Coquitlam, British Columbia, Canada V3J 7V6

RE:	Safer Residence Corporation
	Pre-effective Amendments 1, 2, and 3 to Registration
Statement
on Form SB-2
	Filed March 1, 9, and 16, 2005
File No. 333-120926

Dear Ms. Blanchard:

	We reviewed the filings and have the comments below. Unless indicated otherwise, our page references are to the pre-effective amendments filed on the EDGAR system and not to versions of the amendments filed as correspondence on the EDGAR system.

1. As discussed with your counsel, Rule 310 of Regulation S-T requires that you file on the EDGAR system a marked or redlined version of a pre-effective amendment to a registration statement to show changes. None of the three pre-effective amendments filed on the EDGAR system includes a marked or redlined version to show changes. Rather, versions of the first two amendments are mistagged as correspondence, and the third amendment is not tagged properly to show that it is a marked or redlined version of the amendment. Further, the characters required for marking changed material on the
EDGAR system are positioned incorrectly in the versions of the first two amendments mistagged as correspondence and in the third amendment. Thus, the versions of the first two amendments mistagged as correspondence and the third amendment are unmarked and do not show changes. File on the EDGAR system with the next amendment a marked or redlined version that is tagged correctly. You should refer to the EDGAR Filer Manual for guidance before filing the next amendment. If you require further assistance before filing the next amendment, you may contact Sylvia J. Pilkerton of our Office of EDGAR and Information Analysis at (202) 942-2941.

2. Numerous disclosures in the marked courtesy copy of pre-effective amendment 1 differ from disclosures in pre-effective amendment 1 and also disclosures in pre-effective amendments 2 and 3 that were filed on the EDGAR system. For example, refer to disclosures in the first, third, and sixth risk factors and in the use of proceeds, dilution, and plan of operation sections. Revise or advise.

Registration Statement`s Cover Page

3. Refer to prior comment 3. None of the amendments filed on the EDGAR system shows the change. Thus, we reissue the comment to add a box on the cover page to indicate that Safer Residence is relying on
Rule 415 of Regulation C under the Securities Act.

Prospectus` Outside Front Cover Page

4. Refer to prior comment 4. Since there is no minimum offering amount, disclose that the offering can close with selling one share of common stock or without selling any shares of common stock.

Use of Proceeds

5. Disclosure in the paragraph after the table on page 11 that $20,000 will be sufficient to sustain Safer Residence during the "short-term" appears inconsistent with disclosure in the first risk factor that Safer Residence will require a minimum of $30,000 to cover the cost of operations for the first 12 months. Revise or advise.

Disclosure of Commission Position of Indemnification for
Securities
Liabilities

6. We assume that this section`s last paragraph that was added in response to prior comment 20 is intended as part of this section`s fourth paragraph. Revise or advise.

Report of Independent Registered Public Accounting Firm

7. As requested in prior comment 23, have your auditors revise their audit report to include a conformed signature as required by Rule 2-
02(a) of Regulation S-X and Regulation S-B. A conformed signature is required for both the auditors` report and the auditors` consent.

8. As requested in prior comment 24, tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Safer Residence and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Safer Residence requests acceleration of the registration statement`s effectiveness, Safer Residence should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Safer Residence from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Safer Residence may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 824-5478 or Anne M. McConnell, Senior Staff Accountant, at (202) 942-1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-2864.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief




cc:	CSC Services of Nevada, Inc.
	502 East John Street
	Carson City, NV 89706

	W. Scott Lawler, Esq.
	1530 9th Avenue, S.E.
	Calgary, Alberta, Canada T2G 0T7



Ms. Jean L. Blanchard
March 21, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE